Annual Report

Cover Page

Name of issuer:

7 GENERATION GAMES, INC.

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: **DE**

Date of organization: **8/6/2015**

Physical address of issuer:

2124 Dupont Ave South
Suite G4
Minneapolis MN 55405

Website of issuer:

https://www.7generationgames.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$139,216.31	$190,056.26
Cash & Cash Equivalents:	$139,216.31	$190,056.26
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$2,981.37	$2,228.91
Revenues/Sales:	$152,134.48	$694,380.16
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$38,031.74	$32,119.48
Net Income:	($215,971.01)	$146,957.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

7 GENERATION GAMES, INC.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

Late filing.

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
AnnMaria De Mars	President	7 Generation Games	2015
Maria Burns Ortiz	CEO	7 Generation Games	2015
Dennis De Mars	CTO	7 Generation Games	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
AnnMaria De Mars	President	2015
Maria Burns Ortiz	Secretary	2015
Dennis De Mars	Treasurer	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Maria Burns Ortiz	222000.0 Common Stock	24.24
AnnMaria De Mars	259000.0 Common Stock	28.28
Dennis De Mars	259000.0 Common Stock	28.28

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that***

would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

7 Generation Games is shifting its business model from its previous focus on K12 sales to a B2B model selling to enterprise clients. While the Company has demonstrated initial sales success within this new customer segment, the Company is still in the early stages of growing and diversifying this enterprise customer base. Accordingly, the Company may not be successful in this shift in business model.

Financial projections, while based on validated market research and company financial data (including revenue), are hypothetical projections and may not materialize. 7 Generation Games projections could be negatively impacted by staff departures, failure to meet funding goals and/or revenue targets, external market factors, extended sales cycle lengths, acts of God (e.g. a global pandemic) or other forces beyond the company's control.

7 Generation Games is a mission driven business that is focused on both societal and financial returns. As a result, the Company may make decisions based on considerations other than strictly maximizing short-term profit which result in higher costs and lower profits.

Part of the 7 Generation Games future business model and projections anticipate scalable revenue coming from platform licensing. However, the Company has not yet sold this type of product and there is a risk that significant sales from platform licensing will not be realized.

The Company is dependent on a small management team. While every task at 7 Generation Games has a primary and secondary assignee, the Company is still very dependent on its co-founders. While the skills of the co-founders could

be replaced, a market-rate replacement hire would cost 4x to 10x what the company is currently paying. If anything catastrophic were to happen to the company's founding team, the future of the Company may be compromised.

The Company's new blocks platform is still under development for external licensing use and may not be available for the market in a timely manner due to unforeseen technical challenges or other factors.

As with any technology business or platform, there is a risk of a competing product entering the marketplace with a similar product.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common			

Common Stock	2,000,000	920574	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	200,000

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	09/27/15
Amount	$150,000.00
Interest rate	4.0% per annum
Discount rate	25.0%
Valuation cap	$2,500,000.00
Maturity date	03/28/17

All convertible notes will convert at the close of this round.

Convertible Note

Issue date	10/14/15
Amount	$20,000.00
Interest rate	4.0% per annum
Discount rate	25.0%
Valuation cap	$2,500,000.00
Maturity date	04/15/17

All convertible notes will convert at the close of this round.

Convertible Note

Issue date	11/04/15
Amount	$20,000.00
Interest rate	4.0% per annum
Discount rate	20.0%
Valuation cap	$4,000,000.00

Maturity date   05/05/17

All convertible notes will convert at the close of this round.

Convertible Note

Issue date   03/12/18

Amount $50,000.00

Interest rate   4.0% per annum

Discount rate   20.0%

Valuation cap $4,500,000.00

Maturity date   09/13/19

All convertible notes will convert at the close of this round.

Convertible Note

Issue date   07/09/18

Amount $100,000.00

Interest rate   4.0% per annum

Discount rate   20.0%

Valuation cap $4,500,000.00

Maturity date   01/10/20

All convertible notes will convert at the close of this round.

Convertible Note

Issue date   01/01/20

Amount $20,000.00

Interest rate   4.0% per annum

Discount rate   20.0%

Valuation cap $5,000,000.00

Maturity date   07/02/21

All convertible notes will convert at the close of this round.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2020	Other	Convertible Note	$20,000	General operations
1/2023	Regulation Crowdfunding	SAFE	$77,775	General operations
8/2023	Other	SAFE	$150,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Ronda Rousey
Amount Invested	$150,000.00
Transaction type	Convertible note
Issue date	09/27/15
Interest rate	4.0% per annum
Discount rate	25.0%
Maturity date	03/28/17
Valuation cap	$2,500,000.00
Relationship	Family

Name	Ronda Rousey
Amount Invested	$100,000.00
Transaction type	Convertible note

Issue date	07/09/18
Interest rate	4.0% per annum
Discount rate	20.0%
Maturity date	01/10/20
Valuation cap	$4,500,000.00
Relationship	Family

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this

offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Making it possible for any organization to make its own educational video games.

We founded 7 Generation Games to make a difference in the lives on youth through improving educational outcomes. We initially believed this could best be achieved through developing our own games. However, in building our technology, we realized that we can have a much greater impact by making this platform available at larger scale.

7 Generation Games makes educational video games and the tools to develop them. Our 7 Gen Blocks platform is like a game developer version of "Legos," that can be customized and virtually "snapped" together to create an infinite number of educational games. By streamlining a traditionally expensive and time-consuming process, we enable companies and non-profits for which cost and technical expertise has previously been a barrier to easily build and distribute their own educational games.

We believe that 7 Generation Games will be preparing for acquisition or have been acquired within 5 years, specifically by a strategic buyer. This is the most common exit for a company in our space. While our business could be viewed as an edtech company or a SaaS platform, we view ourselves better aligned with edtech and foresee a buyer likely coming from that sector. We believe we can reach $12 million in 7 Gen Blocks licensing revenue by 2027, well positioning us for an exit.

Milestones

7 GENERATION GAMES, INC. was incorporated in the State of Delaware in August 2015.

Since then, we have:

- 💴 On track to exceed $1M in revenue by 2023, up from $585K in 2021 and $200K in 2020.

- 🏛 Built with over $2.3M in non-dilutive federal grant funding from US and Chilean governments.

- 🎓 Improved learning outcomes by 30% in peer-reviewed and published efficacy studies.

- 🎮 Commercialized 20+ games to date using our 7 Gen Blocks technology.

- ⬆️ $1.1 B US market ($3B global). CAGR 31%. Ed games dev tools market up 10x from 2018.

- 💰 Raised $380K in pre-seed investment round, led by Ronda Rousey.

- ✅ Selected for Google's Start on Android, Goldman Sachs 10,000 Small Businesses and Start-Up Chile

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $152,134.48 compared to the year ended December 31, 2022, when the Company had revenues of $694,380.16. Our gross margin was 100.0% in fiscal year 2023, compared to 100.0% in 2022.

- *Assets*. As of December 31, 2023, the Company had total assets of $139,216.31, including $139,216.31 in cash. As of December 31, 2022, the Company had $190,056.26 in total assets, including $190,056.26 in cash.

- *Net Loss*. The Company has had net losses of $215,971.01 and net income of $146,957 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities*. The Company's liabilities totaled $2,981.37 for the fiscal year ended December 31, 2023 and $2,228.91 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $20,000 in equity, $360,000 in convertibles, and $150,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds

is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

7 GENERATION GAMES, INC. cash in hand is $77,852, as of February 2024. Over the last three months, revenues have averaged $20,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $28,000/month, for an average burn rate of $8,000 per month. Our intent is to be profitable in 12 months.

In 2023, we made the conscious decision to prioritize development over sales. We knew that first and foremost we had to make progress on getting the Blocks platform to market. The funding received in the second half of 2022 and in 2023 gave us the necessary financial runway to make that possible – and in fact, were not only able to meet, but exceed the goals that we had set for ourselves when it came to the Blocks platform. At the moment, it is looking very likely that we will be able to start monetizing the no-code tool as early as this summer. With the low-code tool as an in-house toll, we are now able to produce games in under a week that would have once taken a month.
That said, **prioritizing accelerating the platform did have a negative impact on sales.** Focusing the majority of our time and resources on product development, meant that there was less focus on business development. We are firmly convinced it was the right choice, as bringing on additional contracts would have required that our dev team take attention away from Blocks platform dev to do customized game dev. But that is reflected in our annual numbers and revenue.
As we came out of that development phase at the end of 2023, we were able to shift our focus to growing revenue. And it paid off. **In 2023, 66% of our revenue came in Q4.** In Q1 2024, we **hired a full-time business development manager** (mid-level position), who is making it possible to grow our pipeline more rapidly and consistently than we have previously had the capacity to do.
In addition to our focus on growing sales, we intend to continue pursuing multiple complementary revenue streams. While we did not submit any new major grants the last two years as we were focused on accelerating 7 Gen Blocks, we do have a few grants that we are submitting in 2024.

We are currently revenue-generating. So far in 2024, we've booked $60K in revenue. Based on current pipeline, we are anticipating closing an additional $80-100K by end of Q2. Over the next 3-6 months, we expect revenue to increase while anticipating expenses will remain consistent.

We expect to be a back at or near breakeven (as we were previous to our focus on development in 2023) by the end of the year. In 2019, and 2020, we hit profitability, but with annual profits of <$20K. More notably, we saw revenues grow, including a 2.9x increase in revenue from 2020 to 2021. n 2021, our revenue covered 95% of our expenses.In 2022, we had record profits. However, as addressed above, in 2023, we focused on accelerating platform development. Through this approach, we were able to complete what had been an anticipated 24 months development timeline in 10 months. We are now able to leverage this platform to take on more customized development projects (increasing revenue) and expect to launch our first paid pilot for the platform in Summer 2024. While we did not submit any new major grants the last two years as we were focused on accelerating 7 Gen Blocks, we do have at least four grants that we are submitting in 2024. Given our previous success rate, we feel there is strong likelihood of getting at least one if not multiple awards that put us on track to profitability by end of 2024/early 2025 and beyond.

We have five months of runway at our current burn rate. This is a worst case-scenario number, assuming that we continue at our current rate of burn without bringing in any additional revenue, grants and investor funding. If we adopt cost-cutting measures, this number can be adjusted to seven months of runway. Additional revenue, grants and funding will extend this runway.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Maria Burns Ortiz, certify that:

(1) the financial statements of 7 GENERATION GAMES, INC. included in this Form are true and complete in all material respects ; and

(2) the financial information of 7 GENERATION GAMES, INC. included in this Form reflects accurately the information reported on the tax return for 7 GENERATION GAMES, INC. filed for the most recently completed fiscal year.

Maria Burns Ortiz
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an

investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

> 120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

> https://www.7generationgames.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

AnnMaria De Mars
Dennis De Mars
Maria Burns Ortiz

Appendix E: Supporting Documents

ttw_communications_107440_010718.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird SAFE (Simple Agreement for Future Equity)

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Appendix C: Financial Statements

    Financials 1

    Financials 2

    Financials 3

Appendix D: Director & Officer Work History

    AnnMaria De Mars

    Dennis De Mars

    Maria Burns Ortiz

  Appendix E: Supporting Documents

    ttw_communications_107440_010718.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

7 GENERATION GAMES, INC.

By

Maria Burns Ortiz

CEO & Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Maria Burns Ortiz

CEO & Co-Founder

3/19/2024

AnnMaria De Mars

President
3/19/2024

Dennis Craig De Mars

CTO
3/20/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.